# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of**

**The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  October 28, 2022**

# FEDERAL HOME LOAN BANK OF CHICAGO

**(Exact name of registrant as specified in its charter)**

| **Federally chartered corporation** | **000-51401** | **36-6001019** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **433 West Van Buren Street, Suite 501S** | **60607** |
|---|---|
| **Chicago,   IL** | (Zip Code) |
| (Address of principal executive offices) | |

**(312) 565-5700**
**(Registrant's telephone number, including area code)**

**Not Applicable**
**(Former name or former address, if changed since last report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| | | |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

**Item 2.02 Results of Operations and Financial Condition.**

On October 28, 2022, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2022, the declaration of a dividend for the quarter ended September 30, 2022, and dividend guidance for the next two quarters. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank's and its members' businesses, geopolitical instability or conflicts, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions including inflation and housing prices, and the effects on, among other things, mortgage-backed securities, changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

**Item 9.01 Financial Statements and Exhibits**

(d) *Exhibits.* The following exhibit is being furnished herewith:

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Member Letter dated October 28, 2022 |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL ) |

**Signature(s)**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: October 28, 2022                     By:        /s/ Roger D. Lundstrom

                                                                    Roger D. Lundstrom

                                                                    Executive Vice President and Chief Financial Officer



FHLBank
Chicago

**Exhibit 99.1**

# FHLBank Chicago Announces Q3 2022 Financial Highlights and Declares Dividend

October 28, 2022

To Our Members:

We are pleased to announce that, based on our preliminary financial results for the third quarter of 2022, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBank Chicago) declared a dividend of 6.50% (annualized) for Class B1 activity stock and a dividend of 2.75% (annualized) for Class B2 membership stock, an increase on the levels declared in the second quarter of 2022. FHLBank Chicago pays a higher dividend per share on your Class B1 activity stock to recognize members that support the entire cooperative through the use of our products.

**We expect to maintain a dividend of at least 6.50% (annualized) for Class B1 activity stock through the fourth quarter 2022 and first quarter 2023, reviewed quarterly and based on current projections and assumptions regarding our financial condition**. We are providing this information to assist you in planning your activity with us.

For third quarter 2022, we expect to report net income of $95 million when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited financial results, details on the dividend payments, and our third quarter 2022 financial highlights are provided at the end of this letter.

## FHLBank System at 100 – Thank You for Letting Your Voices Be Heard

Across the FHLBank System, we saw tremendous representation by community and industry leaders—including many of you—at the Federal Housing Finance Agency's (FHFA) three listening sessions for their *FHLBank System at 100: Focusing on the Future* initiative. We believe the overall response from those who spoke was very positive and showed the important role each FHLBank plays in individual communities across the country. We also know there was an outpouring of written letters and comments to the FHFA from our members.

When the FHFA announced this initiative as an opportunity to review the mission, membership eligibility requirements, products and services, among other facets of the FHLBanks, we knew our members and community partners were vital to these conversations. You—more than anyone—understand the critical role the FHLBanks have in supporting your businesses and strengthening your communities. We are incredibly grateful to you for taking time to let your voices be heard by sharing your experiences and stories that bring to life our support for affordable housing, homeownership, and economic development as well as the collective impact we have made together throughout the years. We look forward to FHFA's regional roundtables in the months ahead and hope that many of you will be invited to participate.



We never take your partnership for granted, and we will continue to find new ways to embrace your evolving business needs and to seek out ways to further our mission to better serve you, our members, and your communities.

## Guidance and Stability Through Market Volatility

As we monitor the market and the shift from the impacts of the COVID-19 pandemic, our economy is facing new headwinds. The Federal Reserve continues its path of monetary policy tightening to battle inflation brought on by factors such as global demand for products and services and geopolitical conflicts. We recognize the important role you play in providing essential products and services your customers must rely on. Even as inflation has placed pressure on deposit balances, negatively impacted securities valuations, and adversely impacted housing volume, we have been able to provide much needed liquidity and funding to our members. Compared to the end of third quarter of 2021, advances outstanding have grown 30% to $59.7 billion at the end of the third quarter of 2022. We take pride in being a reliable source of liquidity for our members in all economic cycles.

Over the past quarter, we have announced specials to help manage an unpredictable mortgage market, provided forward-thinking strategies, and shared market insight at our member events:

- The mortgage markets have been impacted by dramatically rising interest rates stifling home affordability for many buyers. To alleviate some of the overall market pressure, we extended our targeted pricing special announced in May 2022 and improved prices across all Mortgage Partnership Finance® (MPF®) Traditional products.

- The swiftly approaching market transition from the use of London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR) requires many of you to make numerous operational and technological changes. FHLBank Chicago remains committed to helping members navigate the post-LIBOR environment and has been hard at work ensuring that our products support our members' transition from LIBOR to SOFR.

- We were thrilled to see many of you at our recent in-person events—including our Management Conference in August, ALM Meetings in September, and Credit Union Conference in October. Our FHLBank Chicago-hosted events are an excellent benefit to your membership as a way to hear insights and analyses from our FHLBank Chicago senior leadership as well as industry experts. We look forward to seeing you at future events in the fourth quarter of 2022 and into 2023.

## Innovation and New Programs for Your Communities

As we all experience an evolving business landscape, our commitment to provide support for your communities remains steadfast. Earlier this year, we announced three new program offerings designed to address critical affordable housing and community economic development needs across Illinois and Wisconsin. These community investment programs reflect an ongoing commitment to diversity, equity, and inclusion and will deliver lasting impact for members, individual beneficiaries, and your communities.

- From August 16 through September 30, 2022, we accepted applications for the new Community First® Accelerate Grants for Small Business (Accelerate Grants) program. This competitive program provides an opportunity for our members to support local and small businesses, which drive growth and economic investment in rural, small town and urban communities. In 2022, FHLBank Chicago expects to award $750,000 in Accelerate Grants. We received 161 applications for more than



**FHLBank Chicago**

five times the available funding, an indication of the critical resource needs facing many small businesses in our District. We look forward to announcing the results in November 2022.

Members seeking support for their eligible small business lending can also leverage the zero-percent Community Small Business Advance, as we recently doubled our support for this program in response to strong member demand.

• FHLBank Chicago awarded nearly $1 million of a $3 million, three year commitment to support career development for diverse developers of affordable housing in Illinois and Wisconsin. Through the Community First Diverse Developer Initiative, eight organizations received funds to support internships, fellowships, skills training, and/ or long-term programming to expand the pipeline of diverse developers.

• FHLBank Chicago awarded $2 million of a $6 million, three year commitment to support grants to housing counseling agencies throughout Illinois and Wisconsin. The Community First Housing Counseling Resource Program (Housing Counseling Resource Program) provides support to housing counseling agencies to expand their reach to minority and low- and moderate-income homebuyers and to facilitate equitable access to homeownership for all. Illinois Housing Development Authority (IHDA) and Wisconsin Housing and Economic Development Authority (WHEDA) administers the Housing Counseling Resource Program on behalf of FHLBank Chicago. You can view the 30 beneficiaries on fhlbc.com.

• Next week, we will announce our annual Affordable Housing Program (AHP) General Fund awards and expect to provide more than $20 million in grants to our member institutions in partnership with developers, community organizations, public housing authorities, tribal governments, and other units of government. This program, now in its 32nd year, subsidizes the development and preservation of affordable rental and owner-occupied housing.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,


Michael Ericson
President and CEO



# Third Quarter Dividend and Financial Highlights

On October 28, 2022, the Board of Directors of FHLBank Chicago declared a dividend of 6.50% (annualized) for Class B1 activity stock and a dividend of 2.75% (annualized) for Class B2 membership stock based on preliminary financial results for the third quarter of 2022. The dividend for the third quarter of 2022 will be paid by crediting your DID account on November 15, 2022. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Selected financial data is below. For more details, please refer to the Condensed Statements of Condition and Condensed Statements of Income. The financial results discussed are preliminary and unaudited. We expect to file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- Advances outstanding increased to $59.7 billion at September 30, 2022, compared to $48.0 billion at December 31, 2021 attributable to increased borrowings from our depository institutions.

- MPF loans held in portfolio continued to remain steady at $10.1 billion at September 30, 2022, compared to $9.8 billion at December 31, 2021.

- Total investment securities decreased to $20.5 billion at September 30, 2022, compared to $25.5 billion at December 31, 2021, primarily attributable to a decline in the fair value of our available-for-sale (AFS) portfolio driven by rising market interest rates and a reduction in investment in U.S. Treasuries.

- Total liquid assets increased to $18.4 billion at September 30, 2022, compared to $13.2 billion at December 31, 2021. We maintain a sufficient pool of liquidity to support anticipated member demand for advances and letters of credit.

- Total assets increased to $109.3 billion as of September 30, 2022, compared to $97.0 billion as of December 31, 2021.

- Letters of credit commitments increased to $13.0 billion at September 30, 2022, compared to $11.3 billion at December 31, 2021 attributable to increased usage from our members for public unit deposits.

- We recorded net income of $95 million in the third quarter of 2022, up $18 million compared to the third quarter of 2021. The increase was due to increased returns on our liquid assets as interest rates rose during the period, and other factors described below.

- In the third quarter of 2022, noninterest income was $27 million, an increase of $29 million when compared to a $(2) million (loss) for the third quarter of 2021. Gains from derivatives used to hedge our market risk exposure was the primary driver of this increase. There was also a significant decline in the average balance of our trading securities outstanding for the period resulting from a decline in investment in U.S. Treasuries, which in turn reduced the amount of losses incurred on our trading portfolio.

- We remained in compliance with all of our regulatory capital requirements as of September 30, 2022.



**Forward-Looking Information:** This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, geopolitical instability or conflicts, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions including inflation and housing prices, and the effects on, among other things, mortgage-backed securities, changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to retain and recruit qualified personnel, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are federally registered trademarks of the Federal Home Loan Bank of Chicago.



**FHLBank Chicago**

**Condensed Statements of Condition**

**(Dollars in millions)**

**(Preliminary and Unaudited)**

|  | September 30, 2022 | December 31, 2021 | Change |
|---|---|---|---|
| Cash and due from banks, interest earning deposits, Federal Funds sold, and securities purchased under agreement to resell | $ 18,431 | $ 13,167 | 40 % |
| Investment debt securities | 20,502 | 25,461 | (19)% |
| Advances | 59,667 | 48,049 | 24 % |
| MPF Loans held in portfolio, net of allowance for credit losses | 10,071 | 9,843 | 2 % |
| Other | 580 | 434 | 34 % |
| **Assets** | $ 109,251 | $ 96,954 | 13 % |
|  |  |  |  |
| Consolidated obligation discount notes | $ 40,468 | $ 24,563 | 65 % |
| Consolidated obligation bonds | 59,529 | 63,373 | (6)% |
| Other | 2,185 | 2,266 | (4)% |
| **Liabilities** | 102,182 | 90,202 | 13 % |
| Capital stock | 2,679 | 2,149 | 25 % |
| Retained earnings | 4,467 | 4,261 | 5 % |
| Accumulated other comprehensive income (loss) | (77) | 342 | (123)% |
| **Capital** | 7,069 | 6,752 | 5 % |
| **Total liabilities and capital** | $ 109,251 | $ 96,954 | 13 % |
|  |  |  |  |
| Member standby letters of credit - off balance sheet | $ 12,999 | $ 11,317 | 15 % |

**Condensed Statements of Income**

**(Dollars in millions)**

**(Preliminary and Unaudited)**

|  | Three months ended September 30, | | | Nine months ended September 30, | | |
|---|---|---|---|---|---|---|
|  | 2022 | 2021 | Change | 2022 | 2021 | Change |
| Interest Income | $ 688 | $ 206 | 234 % | $ 1,272 | $ 623 | 104 % |
| Interest expense | (546) | (67) | 715 % | (821) | (221) | 271 % |
| **Net interest income** | 142 | 139 | 2 % | 451 | 402 | 12 % |
| Reversal of (provision for) credit losses | (1) | 1 | (200)% | (2) | — | — % |
| **Net interest income after reversal of (provision for) credit losses** | 141 | 140 | 1 % | 449 | 402 | 12 % |
| Noninterest income | 27 | (2) | 1,450 % | 42 | (25) | 268 % |
| Noninterest expense | (62) | (52) | 19 % | (178) | (168) | 6 % |
| **Income before assessments** | 106 | 86 | 23 % | 313 | 209 | 50 % |
| Affordable Housing Program assessment | (11) | (9) | 22 % | (32) | (22) | 45 % |
| **Net income** | $ 95 | $ 77 | 23 % | $ 281 | $ 187 | 50 % |
|  |  |  |  |  |  |  |
| Average interest earning assets | $ 109,607 | $ 95,640 | 15 % | $ 103,603 | $ 95,872 | 8 % |
| Net interest income yield on average interest earning assets | 0.52 % | 0.58 % | (0.06)% | 0.58 % | 0.56 % | 0.02 % |